UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025 No.2

Commission File Number 0-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

  On August 7, 2025, the Registrant Announced its Participation in August and September Investor Conferences

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 7, 2025	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor to Participate in August and September Investor Conferences

MIGDAL HAEMEK, Israel, August 7, 2025 – Tower Semiconductor (NASDAQ/TASE: TSEM), the leading foundry of high value analog semiconductor solutions, today announced that its company representatives will participate in the Needham 6th Annual Virtual Semiconductor and SemiCap 1x1 Conference on Wednesday, August 20th, the Jefferies Semiconductor, IT Hardware and Communications Technology Conference on Tuesday, August 26th, the Evercore ISI 2025 Semiconductor, IT Hardware and Networking Conference on Wednesday, August 27th, the Benchmark 12th Annual Tech, Media and Telecom 1x1 Conference on Wednesday, September 3rd (virtual) and the Jefferies TechTrek 2025 Conference on Wednesday, September 10th.

The Jefferies Semiconductor, IT Hardware and Communications Technology Conference and Evercore ISI 2025 Semiconductor, IT Hardware and Networking Conference will take place at the Four Seasons Hotel in Chicago and the Peninsula Chicago Hotel, respectively. The Jefferies TechTrek 2025 conference will take place in Tel Aviv, Israel.  There will be an opportunity for investors to meet one-on-one with company representatives. Interested investors should contact the conference organizers or email the investor relations team at towersemi@kcsa.com.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), photonics, and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns one operating facility in Israel (200mm), two in the U.S. (200mm), two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo, shares a 300mm facility in Agrate, Italy with STMicroelectronics as well as has access to a 300mm capacity corridor in Intel’s New Mexico factory. For more information, please visit: www.towersemi.com.

Contact Information:
Liat Avraham
Investor Relations
liatavra@towersemi.com | +972 4 650 6154

David Hanover
KCSA Strategic Communications
towersemi@kcsa.com | 212-682-6300